Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

May 17, 2005 Annual Meeting

15% dividend increase

Pursuing profitable growth policy and large investment program

Paris, May 17, 2005 – At the Annual Meeting held on May 17, 2005, chaired by CEO Thierry Desmarest, the shareholders of Total approved all the proposed resolutions recommended by the Board of Directors.

During his address, Thierry Desmarest said:

« In 2004, Total delivered strong operational and financial performances. The Group achieved record profits, with adjusted net income of 9 billion euros, a 20% increase compared to 2003. The return on average capital employed reached 24%, at the level of the best in the industry. These results confirm the success of our strategy and demonstrate the quality of the work achieved by Total’s employees (...)

In 2004, Total pursued a large investment program amounting to 10.7 billion dollars, while achieving, through a combination of dividends and buybacks, the best return to shareholders among the major oil companies (...)

Total is confident in its ability to extend its long-term profitable growth through exploration success and the development of giant projects currently being negotiated. The past months have been highlighted by significant progress in preparing for such long-term growth, notably through LNG projects in Iran, in Yemen and in Qatar, and by the launch of the development of the giant Akpo field in Nigeria (...)

In the first quarter 2005, in a favorable market environment for the oil industry and sharply improved market conditions for Chemicals, Total recorded an adjusted net income of 2.92 billion euros, a 50% increase compared to the first quarter 2004. Adjusted earnings per share increased by 54% to 4.90 euros. Expressed in dollars, the increase was 62% compared to the first quarter 2004, which is the highest percentage increase among the majors.

This performance shows that the Group is able to benefit fully from the high oil price environment in the Upstream as well as from the productivity programs that have strengthened the Downstream and Chemicals segments (...)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Since the beginning of the second quarter 2005, oil prices and refining margins have remained high. Despite compression in petrochemical margins, the Chemicals segment continues to benefit from a relatively favorable environment (...)

The planned 2005 investment program amounts to 12 billion dollars and is mainly dedicated to Upstream growth, adapting refineries and further developing petrochemicals.»

During the meeting, the shareholders approved the 2004 accounts and the payment of a cash dividend of 5.40 euros per share, an increase of 15% from last year. Taking into account the interim dividend of 2.40 euros per share paid on November 24, 2004, the remaining balance of 3 euros per share will be paid on May 24, 2005.

In addition, the following resolutions, among others, were approved at the Annual Meeting :

•	Renewal of the three-year term for the following Directors: Mr. Paul Desmarais Jr, Mr. Bertrand Jacquillat and Mr. Maurice Lippens,

•	Appointment of Lord Levene of Portsoken KBE as Director for a three-year term,

•	Grant or renewal of the Board’s authority, pursuant to the applicable legal provisions, to continue share buy-backs, to carry out capital increases and to strengthen employee shareholding through stock grants or reserved capital increases.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com